

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2025

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai , China 201206

> **Re: EShallGo Inc.**
> **Annual Report on Form 20-F**
> **Filed July 31, 2024**
> **File No. 001-42154**

Dear Qiwei Miao:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F Filed July 31, 2024

General

1. Please provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. To the extent the Division of Corporation Finance's Sample Letter to China-Based Companies, issued by the Staff in December 2021, requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F. For example, include disclosure regarding the legal and operational risks, permissions and approvals that you, your subsidiaries or the VIEs are required to obtain from Chinese authorities to operate your business as well as summary risk factors. In addition, include a discussion of the transfer of cash within the company in Item 5 of Form 20-F. Please explain to us how you will revise future filings to comply with our comment by providing us with a response letter with your proposed disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Qiwei Miao